May 12, 2022

United States Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anna Abramson

Re:	Friendable, Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 2

Filed May 4, 2022

File No. 024-11427

Dear Ms. Abramson:

We understand that the Commission has completed its review of and has no further comments with respect to the Post-Qualification Amendment No. 2 on Form 1-A, as amended (the “Offering Statement”) of Friendable, Inc. (the "Company") and hereby respectfully requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above referenced Offering Statement so that it may be qualified by 9:00 am., Eastern Time on Friday, May 13, 2022, or as soon thereafter as is practicable.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not foreclose the Commission from taking any action with respect to the filing;

nor relieve the Company from its responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please contact our counsel, Jonathan Leinwand (954) 903-7856.

Thank you in advance for your assistance.

Very Truly Yours,

FRIENDABLE INC.

By:/s/ Robert Rositano, Jr.

Robert Rositano, Jr., CEO